SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 04, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	August 4, 2008

TAM and Lufthansa to initiate codeshare
agreement on August 18

Passengers can already make reservations and purchase tickets

São Paulo, August 4, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) and Lufthansa are going to initiate their codeshare agreement on domestic and international routes on August 18. This partnership will allow the two companies to offer more choices of flights to passengers flying between Brazil and Germany, as well as for connections in the two countries. Flights to destinations included in this agreement are already available on the ticket sales systems of both companies.

With this codeshare agreement, TAM clients can purchase their tickets for flights operated by Lufthansa departing from São Paulo to Frankfurt and Munich (Germany). Connections are available leaving from Frankfurt to other destinations in Germany such as Berlin, Dusseldorf, Hamburg and Munich.

Lufthansa passengers, for their part, can take the daily TAM flight between Frankfurt and São Paulo and, in Brazil, make connections to Rio de Janeiro, Brasília, Curitiba and Porto Alegre.

“The synergy of services between TAM and Lufthansa will make it possible for the two companies to expand the advantages offered to customers, stimulating the traffic of passengers between Brazil and Germany,” states TAM’s Vice President for Planning and Alliances, Paulo Castello Branco.

“The codeshare agreement with TAM as our strong partner allows our passengers to avail themselves of immediate connections in Brazil. The passenger can make the reservation to the final destination, and there are more flights to choose from," says Götz Ahmelmann, Vice President for Alliances, Strategies and Participations at Lufthansa Passage.

Since February, TAM and Lufthansa passengers have been able to accumulate and redeem points in TAM’s Programa Fidelidade frequent flyer program, as well as miles from Miles & More on flights offered by both companies. The integration of the frequent flyer programs and the codeshare agreement comprise part of the partnership agreement signed between TAM and Lufthansa last year, with the aim of expanding services offered to customers.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed May 2008 with a 49.3% of market share. The company flies to 42 destinations in Brazil. With business agreements signed with regional companies, it reaches 79 different destinations in the country. TAM's market share among Brazilian companies that operate international flights stood at 74.3% in May. Operations abroad include TAM flights to 16 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Córdoba (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo and Punta del Este (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America.

About Lufthansa
Currently, the Lufthansa group (www.lufthansa.com) offers 21 weekly flights between São Paulo and its three hubs in Frankfurt and Munich (Lufthansa), as well as Zurich (SWISS). Passengers traveling from Brazil’s economic metropolis arrive at their destinations in Europe, Asia, the Middle East and Africa with only one stop and brief layover periods. Lufthansa provides service to 192 destinations in 78 countries, and last year broke a new record for passengers flown, carrying 62.9 million people.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 04, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.